UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-13991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MFA FINANCIAL, INC.
One Vanderbilt Ave., 48th Floor
New York, New York 10017

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Participants and Beneficiaries
of the MFA Financial Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of MFA Financial Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022 and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2023 and of delinquent participant contributions for the year ended December 31, 2023 has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since 2024.

EISNERAMPER LLP
New York, New York
June 27, 2024

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets
Investments, at fair value	$26,481,074	$13,292,520
Cash equivalents including money market funds	1,194,359	1,025,816
Receivables:
Participants’ contributions	$83,003	$—
Employer contributions	221,376	513,496
Notes receivable from participants	132,010	175,608
Total Receivables	$436,389	$689,104
Total Assets	$28,111,822	$15,007,440
Net Assets Available for Benefits	$28,111,822	$15,007,440

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2023
Additions to net assets:
Investment Income:
Interest and dividends	$644,683
Net appreciation in fair value of investments	4,258,835
Total investment income	4,903,518
Contributions:
Participants’ Contributions	$3,015,104
Employer Contributions	1,478,441
Rollovers	389,070
Total contributions	4,882,615
Interest on notes receivable from participants	$6,844
Total increase to net assets	$9,792,977
Deductions from net assets:
Benefits distributed to participants	$2,249,501
Administrative expenses	14,682
Total deductions from net assets	$2,264,183
Transfer from related plan (see Note 1)	$5,575,588
Increase in net assets available for plan benefits	$13,104,382
Net assets available for benefits:
Beginning of year	15,007,440
End of year	$28,111,822

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2023

1. Description of the Plan

The following description of the MFA Financial, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, a copy of which is available from MFA Financial, Inc. (the “Company”).

General

The Plan, which became effective January 1, 2002, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s 401(k) committee (the “401(k) Committee”) with certain administrative functions of the Plan delegated to others in accordance with the terms of the Plan. The Plan’s investments are held by a trust fund administered by Fidelity Management Trust Company (the “Trustee”).

Transfer from Related Plan

Effective as of January 1, 2023, the Lima One 401(k) Plan, which was sponsored by the Company’s wholly-owned subsidiary, Lima One Capital, LLC was merged with and into the Plan. As a result of the merger, the assets of the Lima One 401(k) Plan have become assets of the Plan and the participants in the Lima One 401(k) Plan have become participants in the Plan.

Investment Funds, Contributions and Vesting

Under the terms of the Plan, all regular full-time and part-time employees of the Company who are 21 years of age 1) can make elective contributions to the Plan beginning as soon as practicable after the date of hire; and 2) are eligible to receive Company matching contributions.

Participants may elect to have a portion of their eligible compensation contributed to the Plan on a before-tax basis, up to the maximum deferral permitted under the Internal Revenue Code of 1986, as amended (the “Code”). For 2023, this limit was $22,500. Participants who are age 50 or older can make before-tax catch-up contributions to the Plan, the amount of which was limited to $7,500 per participant in 2023. Participants may change their deferral percentage as applicable at the beginning of each payroll period. Participant’s contributions may be invested in one or a combination of the various investment options offered by the Plan. A participant’s account balance may generally be transferred among the Plan’s investment options at any time upon receipt of instructions from the participant, except for certain limitations, including, but not limited to, the provisions of the Company’s Insider Trading Policy.

For 2023, the Company made matching contributions for each payroll period in cash for each eligible participant in an amount equal to the addition of 1) 100% of the first 3% of an eligible participant’s compensation contributed to the Plan; and 2) 50% of the next 2% of the eligible participant’s compensation contributed to the Plan. In prior periods the matching contribution was made annually. Company matching contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Code, including compliance with applicable statutory limits and non-discrimination rules. For 2023, the annual maximum employer matching contribution for each eligible participant was $13,200. Participants are immediately vested in their before-tax and Company matching contributions, as well as any investment earnings/losses thereon. During 2023, the Company made matching contributions of $513,496 with respect to eligible employee contributions made during 2022. In addition, on an annual basis, the Company at its discretion, may decide to make nonelective employer contributions to eligible participants in the Plan. The Plan provides that such contributions by the Company will vest 20% after two years of service with an additional 20% vesting for each year of service thereafter until the sixth year, at which time such contributions are fully vested. The nonelective employer contributions are automatically fully vested upon a participant’s termination due to retirement, death or disability, as defined in the Plan. The Company has not made any non-elective employer contributions during 2022 and 2023.

Participants are permitted to transfer eligible amounts from certain other tax qualified plans to the Plan (“Rollovers”), subject to Plan requirements.

The Plan provides for multiple investment options to be made available through the Trustee, including core investment options as determined by the 401(k) Committee, a group of target date options, an advisory asset management service and a self-directed brokerage option. In addition, the Plan document provides that the Company’s equity securities be offered as a core

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2023

investment option, subject to compliance with ERISA. Contributions or Rollovers related to the Company’s common or preferred stock are also subject to the Company’s Insider Trading Policy. See Note 3 for Investment Options under the Plan.

Each participant’s account is credited with the participant's contribution and allocations of (a) the Company’s contributions, (b) Plan earnings (losses), and may be charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants (Loans)

The Plan includes a provision that allows participants to apply for a loan from their account balance for a minimum amount of $1,000 up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000, subject to the certain restrictions set forth in the Plan and the Code. The loans may be repaid through payroll deductions and may have loan terms ranging up to five years, or ten years if for the purchase of a primary residence. A participant may have only two loans outstanding at a time. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate throughout the duration of the loan of prime plus one percentage point. At December 31, 2023, loans outstanding to participants had interest rates ranging from 4.25% to 9.50% and will mature at various dates through October 2033.

Distributions and Withdrawals

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-½, or in the event of financial hardship or termination of service. The participant may elect to receive a lump sum payment, installment payments, or rollover the vested account balance to another qualified plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to being permitted to make a hardship withdrawal.

Administrative Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets as incurred.

Forfeitures

Forfeited nonvested accounts can be used to reduce employer contributions or pay administrative expenses. For the year ended December 31, 2023, forfeitures of approximately $64,002 from the Lima One 401(k) Plan were used to reduce employer contributions. Forfeited nonvested accounts available at December 31, 2023 and 2022 were approximately $123,847 and $0, respectively. Also the employer contribution receivable was reduced by $26,675 from forfeited nonvested accounts available at the time the amount was paid.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule thereto. Actual results could differ from those estimates.

Cash Equivalents Including Money Market Funds

Participant investments in money market funds, whose underlying investments are assessed to be liquid financial instruments are considered to be cash equivalents.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2023

Valuation of Investments and Investment Income

Investments held by the Plan are stated at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Equity securities are valued at the closing price reported on the market on which the individual securities are traded on the last business day of the Plan year. Investments in mutual funds are valued at the net asset value of units held by the Plan as reported by the mutual fund on the last business day of the Plan year. Other investments are valued using available information including information reported on the market on which such investments are traded, net asset value of the entity that issued the investment security or other information as deemed appropriate to use to estimate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants (loans) are funded directly from the participants account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis in accordance with their selected investment options.

3. Investment Options

The Plan provides participants with various investment options, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of a participant’s investments could occur in the near term and that such changes could materially affect the account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In addition to the self-directed brokerage account option, set out below are the investment options made available under the Plan as of December 31, 2023:

Name of Fund / Security	Name of Fund / Security	Name of Fund / Security
Fidelity 500 Index Fund	Fidelity Freedom 2040 Fund	Fidelity Total Bond Fund
Fidelity Blue Chip Growth Fund	Fidelity Freedom 2045 Fund	Fidelity U.S. Bond Index Fund
Fidelity Emerging Markets Fund	Fidelity Freedom 2050 Fund	Fidelity Value Fund
Fidelity Extended Market Index Fund	Fidelity Freedom 2055 Fund	Goldman Sachs Inflation Protected Securities Fund Investor Shares
Fidelity Freedom 2005 Fund	Fidelity Freedom 2060 Fund	Invesco Diversified Dividend Fund R5 Class
Fidelity Freedom 2010 Fund	Fidelity Freedom 2065 Fund	Janus Henderson Enterprise Fund Class T
Fidelity Freedom 2015 Fund	Fidelity Freedom Income Fund	JP Morgan U.S. Value Fund Class R6
Fidelity Freedom 2020 Fund	Fidelity Global ex U.S. Index Fund	MassMutual Premier Small Cap Opportunities Fund Administrative Class
Fidelity Freedom 2025 Fund	Fidelity Government Money Market Fund	MFA Financial, Inc. Common Stock
Fidelity Freedom 2030 Fund	Fidelity Overseas Fund	MFA Financial, Inc. Preferred Stock
Fidelity Freedom 2035 Fund	Fidelity Small Cap Growth Fund	Allspring Special Small Cap Value Fund - Class Admin

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2023

4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for investment assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2023 and 2022.
Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Money market funds – Valued at one dollar per share held by the Plan at year end. Money market funds held by the Plan are mutual funds invested in highly liquid, near-term instruments and are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The money market funds held by the Plan are deemed to be actively traded.
Stable value fund – Valued at the daily closing price as reported by the fund.
Self-directed brokerage accounts – Accounts primarily consist of mutual funds, common stocks, preferred stocks, government bonds and cash that are valued on the basis of readily determinable market prices.
MFA Financial, Inc. common and preferred stock – Participants have the option to invest in common and preferred shares of MFA Financial, Inc. (MFA). Shares held in participant accounts are valued on the basis of readily determinable market prices.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2023

The following tables set forth, by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2023 and 2022:

Investment Assets at Fair Value as of December 31, 2023

	Level 1	Level 2	Level 3	Total
Common and preferred stocks	$4,861,263	$—	$—	$4,861,263
Government bond	—	318,922	—	318,922
Cash and cash equivalents	1,194,359	—	—	1,194,359
Mutual funds and other investments measured at NAV (1)	N/A	N/A	N/A	21,300,889
Total Assets at fair value	$6,055,622	$318,922	$—	$27,675,433
Investment Assets at Fair Value as of December 31, 2022

	Level 1	Level 2	Level 3	Total
Common and preferred stocks	$3,140,849	$—	$—	$3,140,849
Government bond	—	339,157	—	339,157
Cash and cash equivalents	1,025,816	—	—	1,025,816
Mutual funds and other investments measured at NAV (1)	N/A	N/A	N/A	9,812,514
Total Assets at fair value	$4,166,665	$339,157	$—	$14,318,336
(1)Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.
5. Party-in-Interest and Related Party Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and certain of the investment options available to participants include investments managed by the Trustee and its affiliates. Transactions between the Plan, and the Trustee and its affiliates, are exempt from the prohibited transactions rules under ERISA. As of December 31, 2023, participants in the Plan held 28,914 shares of MFA Financial, Inc. Common Stock valued at $326,984 and 5,346 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at $115,230. As of December 31, 2022, participants in the Plan held 33,131 shares of MFA Financial, Inc. Common Stock valued at $327,420 and 6,784 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at $122,494. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered to be party-in-interest transactions and totaled $132,010 and $175,608 at December 31, 2023 and December 31, 2022, respectively. The Plan paid $14,682 in administrative expenses to the Trustee of the Plan.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.
Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2023 and 2022 may not necessarily be indicative of amounts that could be realized in a current market exchange.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2023

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Each participant’s interest in the Plan is 100% vested at all times, including the portion attributable to Company matching contributions. In the event of Plan termination, any unvested nonelective employer contributions will become 100% vested and the Plan assets will be distributed in accordance with the Plan document.

8. Tax Status

The Plan has adopted the Fidelity Management and Research Company Volume Submitter plan. On June 30, 2020, the Internal Revenue Service (“IRS”) stated in an advisory letter that the Volume Submitter plan adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

9. Reconciliation of Form 5500 to the Financial Statements

The following is a reconciliation of net asset available for benefits per the financial statements to net plan assets per the Form 5500:

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$28,111,822	$15,007,440
Company contribution receivable not recorded on Form 5500	—	(513,496)
Net Assets available for benefits per Form 5500	$28,111,822	$14,493,944

The following is a reconciliation of increase in net assets available for plan benefits per the financial statements to net income (loss) per the Form 5500.

For the year ended December 31, 2023
Increase in net assets available for plan benefits per the financial statements	$13,104,382
Company contributions receivable as of December 31, 2022	513,496
Net income (loss) per Form 5500	$13,617,878

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2023

10. Plan Errors and Prohibited Transactions

During 2023, the Company inadvertently failed to make deposits of $234,132 of participant deferrals within the timeframe as required by the DOL. The DOL considers late deposits, without regard to materiality, to be prohibited transactions. The DOL considers these prohibited transactions as uncorrected until lost earnings have been calculated and remitted to the plan. The general rule for deposits of 401(k) withholdings requires that the Company remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the Company’s general assets, but in no event later than 15 business days after the end of the month in which the contributions were withheld. Participant accounts were credited with their late deferral amounts, but these accounts have not yet been credited with the amount of investment income which would have been earned had participant contributions been remitted on a timely basis. Lost earnings are in the process of being calculated and will be remitted to the Plan.

During 2023, it was discovered that certain of the Plan's provisions were not properly applied in the daily operation of the Plan. The definition of compensation for participant and employer contributions as per the Plan document was not properly applied when calculating contribution amounts. The Plan administrator is in the process of determining affected participants and intends to make the Plan whole for any amounts due, including earnings as required under IRS guidelines. The amount of any amounts due the Plan has not yet been determined.
11. Mutual Fund Fees (Applicable Only for Direct Investments in Mutual Funds)

Certain investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2023

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Tesla, Inc.	Common Stock, 6,312 shares	$1,568,406
Apple Inc.	Common Stock, 2,521 shares	485,400
*MFA Financial, Inc.	Common Stock, 28,914 shares	326,984
Facebook, Inc.	Common Stock, 644 shares	227,950
Amazon.com, Inc.	Common Stock, 1,452 shares	220,617
Royal Bank of Canada	Common Stock, 1,007 shares	101,818
NVIDIA Corporation	Common Stock, 196 shares	97,082
Microsoft Corporation	Common Stock, 254 shares	95,612
Netflix, Inc.	Common Stock, 159 shares	77,414
Fidelity Enhanced Large Cap Value ETF	Common Stock, 2,055 shares	55,189
Verizon Communications	Common Stock, 1,367 shares	51,520
AT&T Inc.	Common Stock, 2,962 shares	49,702
Advanced Micro Devices, Inc.	Common Stock, 329 shares	48,498
Royal Caribbean Cruises Ltd.	Common Stock, 361 shares	46,746
Owens Corning	Common Stock, 300 shares	44,469
Deere & Company	Common Stock, 111 shares	44,314
Overstock.com, Inc.	Common Stock, 1,447 shares	40,067
Spotify Technology S.A.	Common Stock, 200 shares	37,582
Union Pacific Corporation	Common Stock, 116 shares	28,493
Crowdstrike Holdings, Inc.	Common Stock, 109 shares	27,830
The Walt Disney Company	Common Stock, 291 shares	26,271
Camping World Holdings, Inc.	Common Stock, 1,000 shares	26,260
Walmart Inc.	Common Stock, 165 shares	26,039
The Home Depot, Inc.	Common Stock, 75 shares	25,991
UiPath Inc.	Common Stock, 999 shares	24,815
Alphabet Inc.	Common Stock, 172 shares	24,240
Palantir Technologies Inc.	Common Stock, 1,389 shares	23,849
Exxon Mobil Corporation	Common Stock, 219 shares	21,923
Alexander’s Inc.	Common Stock, 100 shares	21,357
Alphabet Inc. Class A	Common Stock, 140 shares	19,557
Meg Energy Corp.	Common Stock, 1,000 shares	17,951
Amprius Technologies, Inc.	Common Stock, 3,000 shares	15,870
Callaway Golf Company	Common Stock, 1,000 shares	14,340
IBM	Common Stock, 87 shares	14,227
Target Corporation	Common Stock, 95 shares	13,530
Occidental Petroleum Corporation	Common Stock, 224 shares	13,382
Shopify Inc.	Common Stock, 170 shares	13,243
Fannie Mae	Common Stock, 12,000 shares	12,840
Datadog, Inc.	Common Stock, 100 shares	12,138
Apollo Commercial Real Estate	Common Stock, 988 shares	11,599
Blackstone Group Inc.	Common Stock, 80 shares	10,474
Enbridge Inc.	Common Stock, 290 shares	10,463
American Superconductor Corporation	Common Stock, 899 shares	10,015
Cenovus Energy Inc.	Common Stock, 600 shares	9,990

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2023

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Liberty Global Ltd.	Common Stock, 500 shares	9,320
Alibaba Group Holding Limited	Common Stock, 120 shares	9,301
Coinbase Global, Inc.	Common Stock, 50 shares	8,696
APA	Common Stock, 228 shares	8,193
FedEx Corporation	Common Stock, 32 shares	8,081
Warner Bros. Discovery	Common Stock, 641 shares	7,295
Cabot Oil & Gas Corporation	Common Stock, 249 shares	6,361
Dow Inc.	Common Stock, 115 shares	6,281
Ellington Residential Mortgage	Common Stock, 1,000 shares	6,130
Uber Technologies, Inc.	Common Stock, 99 shares	6,095
Gap Inc.	Common Stock, 280 shares	5,861
Broadcom Inc.	Common Stock, 5 shares	5,668
Zscaler, Inc.	Common Stock, 25 shares	5,539
Celsius Holdings, Inc.	Common Stock, 100 shares	5,452
PulteGroup, Inc.	Common Stock, 51 shares	5,304
DXC Technology	Common Stock, 200 shares	4,574
JPMorgan Chase & Co.	Common Stock, 25 shares	4,253
Innovative Industrial Properties, Inc.	Common Stock, 40 shares	4,033
Joyy, Inc.	Common Stock, 100 shares	3,970
Kohls Corp Nfs Llc Is A Special	Common Stock, 126 shares	3,604
New Residential Investment Corp	Common Stock, 335 shares	3,578
AG Mortgage Investment Trust, Inc.	Common Stock, 510 shares	3,239
PennyMac Mortgage Investment Trust	Common Stock, 215 shares	3,214
Citigroup Inc.	Common Stock, 60 shares	3,076
Snowflake Inc.	Common Stock, 15 shares	2,985
Transocean Ltd.	Common Stock, 392 shares	2,489
IRSA Inversiones y Representaciones Sociedad Anónima	Common Stock, 275 shares	2,365
Hudson Pacific Properties	Common Stock, 242 shares	2,254
Annaly Capital Management Inc.	Common Stock, 104 shares	2,014
Norwegian Cruise Lines Holdings	Common Stock, 100 shares	2,004
Panasonic Corporation	Common Stock, 200 shares	1,968
Lemonade, Inc.	Common Stock, 100 shares	1,613
AGNC Investment Corporation	Common Stock, 160 shares	1,570
Two Harbors Investment Corp.	Common Stock, 98 shares	1,365
Biomerica, inc.	Common Stock, 1,000 shares	1,250
Chimera Investment Corporation	Common Stock, 200 shares	998
New York Mortgage Trust, Inc.	Common Stock, 116 shares	990
The Honest Company, Inc.	Common Stock, 250 shares	825
Desktop Metal, Inc.	Common Stock, 856 shares	643
Ellington Financial Inc.	Common Stock, 45 shares	572
Cherry Hill Mortgage Investment	Common Stock, 117 shares	473
Invesco Mortgage Capital	Common Stock, 49 shares	434
Kyndryl Holdings, Inc.	Common Stock, 16 shares	332
D-Market Electronic Services Trading	Common Stock, 150 shares	270

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2023

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Logan Ridge Finance Corporation	Common Stock, 6 shares	136
vTv Therapeutics Inc.	Common Stock, 5 shares	58
Impac Mortgage Holdings, Inc.	Common Stock, 10 shares	—
AppHarvest, Inc.	Common Stock, 400 shares	—
	Sub-Total	$4,260,783

*MFA Financial, Inc. Preferred Stock Series B	Preferred Stock, 5,346 shares	$115,230
Chimera Investment Corp Series C	Preferred Stock, 4,000 shares	79,600
New York Mortgage Trust Series E	Preferred Stock, 3,000 shares	69,930
Two Harbors Investment Corp Series A	Preferred Stock, 3,000 shares	67,170
Pennymac Mortgage Investment Series A	Preferred Stock, 2,000 shares	47,840
Chimera Investment Corp Series B	Preferred Stock, 2,000 shares	46,860
AG Mortgage Investment Trust	Preferred Stock, 2,000 shares	37,600
New York Mortgage Trust Preferred Series G	Preferred Stock, 2,000 shares	35,056
New York Mortgage Trust Preferred Series D	Preferred Stock, 1,000 shares	21,400
Ellington Financial Inc. Preferred Series C	Preferred Stock, 700 shares	16,709
New Residential Invt Corp 6.375 Pfd Ser C Rights/Warrants	Preferred Stock, 750 shares	15,773
Chimera Investment Corp Series A	Preferred Stock, 700 shares	14,770
Annaly Capital Management, Inc. Preferred Series F	Preferred Stock, 500 shares	12,570
Capstead Mortgage Corporation Preferred Series E	Preferred Stock, 500 shares	10,320
Redwood Trust, Inc. Preferred Series A	Preferred Stock, 400 shares	9,652
	Sub-Total	$600,480

*Fidelity 500 Index Fund	Mutual Funds	$2,289,435
*Fidelity Freedom 2055 Fund	Mutual Funds	2,172,525
*Fidelity Freedom 2060 Fund	Mutual Funds	2,136,725
*Fidelity Freedom 2050 Fund	Mutual Funds	2,112,512
*Fidelity Freedom 2040 Fund	Mutual Funds	2,055,614
*Fidelity Freedom 2045 Fund	Mutual Funds	1,233,852
*Fidelity Freedom 2030 Fund	Mutual Funds	1,205,923
*Fidelity Freedom 2035 Fund	Mutual Funds	755,250
*Fidelity Blue Chip Growth Fund	Mutual Funds	582,000
*Fidelity Small Cap Growth Fund	Mutual Funds	411,925
*Fidelity 500 Index Fund Premium	Mutual Funds	313,981
*Fidelity Blue Chip Growth Fund	Mutual Funds	248,520
American Growth Fund of America Class F	Mutual Funds	247,721
Virtus NFJ Mid Cap Value A	Mutual Funds	238,718
*Fidelity Emerging Markets Fund	Mutual Funds	238,415
American Europacific Growth Class F	Mutual Funds	233,634
*Fidelity Equity Income Fund	Mutual Funds	231,451
New Perspective Class A	Mutual Funds	223,349
*Fidelity Freedom 2065 Fund	Mutual Funds	220,293
*Fidelity Total Bond Fund	Mutual Funds	218,968
*Fidelity Value Fund	Mutual Funds	216,913

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2023

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*Fidelity Extended Market Index Fund	Mutual Funds	193,741
Smead Value Fund Investor Cl Shares	Mutual Funds	169,841
*Fidelity U.S. Bond Index Fund	Mutual Funds	165,316
*Fidelity Freedom 2015 Fund	Mutual Funds	163,023
*Fidelity Aggressive Growth	Mutual Funds	162,533
*Fidelity Global Ex U.S. Index Fund	Mutual Funds	153,114
*Fidelity New Millennium Fund	Mutual Funds	141,994
*Janus Henderson Enterprise Fund Class T	Mutual Funds	140,804
*Fidelity Real Estate Income	Mutual Funds	134,688
*Fidelity Freedom 2020	Mutual Funds	131,758
*Fidelity Overseas Fund	Mutual Funds	121,248
Stable Value Fund	Mutual Funds	109,738
*Invesco Diversified Dividend Fund R5 Class	Mutual Funds	108,968
*Fidelity Growth Discovery Fund	Mutual Funds	105,173
*Fidelity Freedom 2020 Fund	Mutual Funds	103,657
*Allspring Special Small Cap Value Fund - Class Admin	Mutual Funds	85,481
Blackrock Commodity Strategies Fund Class A	Mutual Funds	81,305
*Fidelity Freedom 2025 Fund	Mutual Funds	65,313
*Goldman Sachs Inflation Protected Securities Fund Investor Shares	Mutual Funds	58,973
*Fidelity Small Cap Value Fund	Mutual Funds	53,177
*Massmutual Premier Small Cap Opportunities Fund Administrative Class	Mutual Funds	52,732
Growth Fund Of America Class A	Mutual Funds	33,339
Europacific Growth Class A	Mutual Funds	17,167
*Fidelity Total International Index	Mutual Funds	5,143
*Fidelity Freedom Income Fund	Mutual Funds	3,698
Wasatch Small Cap Value	Mutual Funds	2,998
Wasatch Micro-Cap Value Fund	Mutual Funds	2,346
Wasatch Microcap	Mutual Funds	909
Morgan Stanley Global Opportunity A	Mutual Funds	823
Morgan Stanley Institutional Fund Us Lge Cap Grwth Por B	Mutual Funds	507
Morgan Stanley Institutional Fund Trust Mid Cap Grwth Adv Cl	Mutual Funds	466
Morgan Stanley Institutional Fund, Inc. Small Co Grwth Class P	Mutual Funds	444
	Sub-Total	$20,158,141

SPDR Portfolio Total Stock Market	Other Investments	$203,445
WisdomTree India Earnings Fund	Other Investments	176,300
Vanguard S&P 500 ETF	Other Investments	162,989
Vanguard Extended Market ETF	Other Investments	114,975
Invesco QQQ Trust, Series 1	Other Investments	94,569
iShares MSCI India Small-Cap ETF	Other Investments	87,935
SPDR S&P 500 ETF Trust	Other Investments	57,988
Vanguard Total Stock Market ETF	Other Investments	51,013
SPDR Dow Jones Industrial Average ETF	Other Investments	37,687

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2023

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
iShares MSCI India ETF	Other Investments	30,659
BlackRock Corporate High Yield Fund, Inc.	Other Investments	20,060
VanEck Vectors Oil Services ETF	Other Investments	15,476
JPMorgan Nasdaq Equity Premium Income ETF	Other Investments	15,379
Direxion Daily S&P 500 Bear 3X Shares ETF	Other Investments	14,336
Global X Robotics & Artificial Intelligence ETF	Other Investments	14,250
iShares S&P 500 ETF	Other Investments	13,781
Vanguard Energy ETF	Other Investments	11,728
Vaneck Vectors Vietnam ETF	Other Investments	7,752
2x Long VIX Futures ETF	Other Investments	5,080
Vanguard Intermediate-Term Bond ETF	Other Investments	1,541
ARK Autonomous Technology & Robotics ETF	Other Investments	1,454
iShares MSCI Mexico ETF	Other Investments	1,283
Occidental Petroleum Corporation - WRTS	Other Investments	1,051
ARK Space Exploration and Innovation ETF	Other Investments	771
ARK Innovation ETF	Other Investments	528
ARK Genomic Revolution ETF	Other Investments	330
ARK Fintech Innovation ETF	Other Investments	276
SPDR Portfolio S&P 500 ETF	Other Investments	112
	Sub-Total	$1,142,748

United States Treasury Bills Zero Coupon Bond	Government bond	$318,922
	Sub-Total	$318,922

*Fidelity Cash Reserves	Cash and cash equivalents	$480,531
*Fidelity Government Money Market Fund	Cash and cash equivalents	713,828
	Sub-Total	$1,194,359

* Participant Loans	Interest Rate 4.25% - 9.50% Maturity Dates through October 2033	$132,010

	Grand Total	$27,807,443

* Indicates party-in-interest to the Plan.

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

Schedule of Delinquent Participant Contributions For the year ended December 31, 2023
Participant contributions transferred late to the Plan	Totals that constitute nonexempt prohibited transactions
Check here if late participant loan repayments are included: ☒	Contributions not corrected*	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$—	$234,132	$25,469	$—	$—

*Substantially all contributions were remitted to the Plan. Lost earnings are in the process of being calculated and will be remitted to the Plan once finalized.

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
EXHIBIT INDEX

Exhibit No.    Description
23.1        Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the MFA Financial, Inc. 401(k) Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 27, 2024	MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

	By:	/s/ Michael Roper
Michael Roper
Member
MFA Financial, Inc. 401(k) Administration Committee